Exhibit 17.1

April 20, 2010

Mr. William R. Short

President

Touchmark Bancshares, Inc. and Touchmark National Bank

3651 Old Milton Parkway

Alpharetta, Georgia 30005

Dear Bill:

It is with profound regret that I must submit my resignation from the board of directors of Touchmark Bancshares, Inc. and Touchmark National Bank.  The time and effort of many have been necessary to take a concept, formulate a vision and plan, capitalize the venture, survive through an incredibly difficult economy, and finally reach the point of beginning to realize a profit.

However, it is very clear to me that the present leadership of the board wants those who have differing perspectives and opinions from theirs to be silenced, ignored, or removed.  It is obvious that my continued participation as a director is not desired by them, nor is it desirable by me.

My sincere hope and prayer is that you and your outstanding team of officers and employees will continue to grow the bank in size and profitability for the benefit of all shareholders, depositors, and employees.

Sincerely,

/s/ John L. Johnson

John L. Johnson